FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on November 4, 2009, by Panasonic Corporation (the registrant), announcing the commencement of tender offer for SANYO shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

	By:	/S/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 6, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc. (Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)
Anne Guennewig (Europe)
(Tel: +49-611-235-457)

Panasonic Announces Commencement of Tender Offer for SANYO Shares

Osaka, November 4, 2009 — Panasonic Corporation (NYSE: PC/ TSE: 6752, the “Tender Offeror” or the “Company”) announced that it resolved at its Board of Directors meeting held on November 4, 2009 to acquire the shares of SANYO Electric Co., Ltd. (TSE: 6764, the “Target”) through the tender offer (the “Tender Offer”) as follows:

1. Purpose of the Tender Offer

(1)	Overview of the Tender Offer

The Company entered into the capital and business alliance agreement as of December 19, 2008 (hereinafter referred to as the “Capital and Business Alliance Agreement”) with the Target, which is listed on the first section of the Tokyo Stock Exchange, Inc. (hereinafter referred to as the “Tokyo Stock Exchange”) and on the first section of the Osaka Securities Exchange Co., Ltd. (hereinafter referred to as the “Osaka Securities Exchange”), for the purpose of making the Target its subsidiary and, with the prospect of an eventual restructuring of the organization, forming a close alliance between the companies. With respect to the contents of the Capital and Business Alliance Agreement, please see “(1) Agreements between the Tender Offeror and the Target or its Directors and a Summary Thereof” of “4. Other Matters” below.

The Company planned to implement a tender offer in the Capital and Business Alliance Agreement for all of the shares of the Target (all of the common shares, Class A preferred shares and Class B preferred shares) subject to, among other conditions, the completion of the procedures and measures that are required under domestic and overseas competition laws and regulations, for the purpose of making the Target its subsidiary. Now, upon near completion of the procedures and measures that are required under domestic and overseas competition laws and regulations, and after confirmation of satisfaction of the conditions for the Company’s commencement of the Tender Offer, which are provided in the Capital and Business Alliance Agreement, commencement of the Tender Offer has been resolved at the meeting of the Board of Directors of the Company held on November 4, 2009. The Company will implement the Tender Offer for all of the shares of the Target (all of the common shares, Class A preferred shares and Class B preferred shares), with 3,070,985,000 of issued shares of the Target being the minimum number of shares scheduled to be purchased, as part of the capital and business alliance between the Company and the Target based on the Capital and Business Alliance Agreement. Upon a determination that the minimum number of shares scheduled to be purchased has been tendered, the total number of share certificates, etc. tendered shall be calculated, with each Class A preferred share and each Class B preferred share tendered in this Tender Offer being deemed as 10 common shares, since the right is conferred on the Class A preferred shares and Class B preferred shares, to request the Target to issue common shares of the Target, in exchange for its acquisition of the relevant preferred shares, at the ratio of 1 preferred share to 10 common shares (hereinafter referred to as the “Conversion”).

The number of issued shares less the number of treasury shares, in the case of Conversion of all of the above Class A preferred shares and Class B preferred shares, shall be such number (hereinafter referred to as the “Aggregate Number of Issued Shares of the Target on a Fully Diluted Basis”) (6,141,969,078 shares) as is obtained by deducting the number of the treasury shares held by the Target as of March 31, 2009 (16,084,021 shares), which is described in the Target’s annual securities report for the 85th term submitted on June 29, 2009, from the sum of (i) the total number of issued common shares as of June 30, 2009 (1,872,338,099 shares), which is described in the Target’s first quarterly report for the 86th term submitted on August 5, 2009, and (ii) the total number of such common shares (4,285,715,000 shares) as is obtained in the case of Conversion of all issued Class A preferred shares (182,542,200 shares) and issued Class B preferred shares (246,029,300 shares) as of June 30, 2009, both numbers are described in the first quarterly report for the 86th term submitted on August 5, 2009. The minimum number of shares scheduled to be purchased (3,070,985,000 shares), is equal to the majority of the Aggregate Number of Issued Shares of the Target on a Fully Diluted Basis.

Further, the Company plans to convert the Class A preferred shares and Class B preferred shares of the Target into common shares after the acquisition thereof through the Tender Offer. Since no voting rights are granted to Class B preferred shares, the total number of Target’s voting rights will increase by the Conversion of Class B preferred shares into the common shares.

With respect to the Tender Offer, at the meeting of the Board of Directors of the Target held on November 4, 2009, the Target resolved to announce its opinion to endorse the Tender Offer.

(2)	Background and Reasons for the Implementation of the Tender Offer and Management Policy after Completion of the Tender Offer

The Company, as a general electronics maker, through intense cooperation with each of its domestic and foreign group companies, is globally developing its manufacturing, sales and service activity in five (5) segments: Digital AVC Networks (audio and visual equipment, such as plasma and LCD TVs, BD/DVD recorders, camcorders, digital cameras, and information and telecommunication equipment, such as PCs, optical disc drives, multi-function printers, telephones and mobile phones); Home Appliances (household appliances, etc., such as refrigerators, room air conditioners, washing machines, clothes dryers and vacuum cleaners); PEW and PanaHome (electronic materials and electric industry business, and building products and homes business); Components and Devices (semiconductors, general components, electric motors and batteries); and Other (electronic-components-mounting machines, industrial robots and other FA equipment, industrial instruments, etc.). Since its establishment in 1918, the Company has been guided by its basic management philosophy, which states that the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities. On October 1, 2008, the Company changed its name from Matsushita Electric Industrial Co., Ltd. to Panasonic Corporation. The Company is now proceeding to unify the Panasonic brand globally, and using all of its profit, resulting from the efforts of the entire group, to lead to the improvement of the value of the Panasonic brand.

On January 10, 2007, the Company published the GP3 Plan, the mid-term plan that deems the period from fiscal 2008, the year ended March 31, 2008 to fiscal 2010, the year ending March 31, 2010 as the period for serious phase change to obtain the right to try for global excellence. All group companies, as one Panasonic, have been promoting their efforts to realize the major themes: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the ‘eco ideas’ strategy. Despite significant deviations from the initial supposed management conditions, such as the occurrence of the economic crisis, the Company has never revised the direction of the plan, including in the fiscal 2010, the year ending March 31, 2010, which is the last year of the plan, and is continuing to promote such efforts and aims for great progress during the time of market recovery.

The Target is developing its activities, such as manufacturing, sales, maintenance and services, in the Consumer Business Segment (imaging apparatus, such as TVs and projectors, audio equipment, information and communications equipment, such as digital cameras and navigation systems, household appliances, etc., such as refrigerators, air conditioners and washing machines), Commercial Business Segment (commercial equipment, such as showcases and commercial air conditioners, and commercial kitchen equipment, etc.), Component Business Segment (semiconductors, electronic components, primary batteries, rechargeable batteries and PV system, etc.) and Other Business Segment (logistics, maintenance and information services), and, under the management philosophy: “We are committed to becoming an indispensable element in the lives of people all over the world”, is aiming to change into a “leading company for energy and environment” which will contribute to the global environment and to the lives of people. Especially, the Target has a large global market share and high level of technology on a global scale, and is well-established as a leading global company, with respect to the consumer lithium-ion battery business. In addition, with respect to the lithium-ion battery business for HEV (Hybrid Electric Vehicles) and EV (Electric Vehicles), an area in which rapid market growth is expected in the future, co-development with domestic and foreign car makers is being implemented. As well as addressing development and commercialization of a much more sophisticated system, a new commercial production line was completed and introduced. In the photovoltaic systems business, to meet active demand, the Target is promoting an increase of production capacity for the HIT (crystalline) solar cell, which is the leading product, by constructing a new plant, and is promoting commercialization of the thin-film solar cell to be used for large scale power generation and industry.

Since its founding in 1947, the Target has been diversifying its business into the radio, washing machine and television businesses, and, with the postwar development of the economy, accomplished remarkable growth, to become a global company in the electronics industry under the Sanyo brand. However, being affected by the intensified competition and the price decline of the digital appliance industry, and losses at the NIIGATA SANYO ELECTRONIC CO., LTD. (presently SANYO Semiconductor Manufacturing Co., Ltd.), due to the Niigata Chuetsu Earthquake in October 2004, the Target was in urgent need, in fiscal 2006, the year ended March 31, 2006, of strengthening its financial standing by building up stockholder’s equity and reducing interest-bearing debt, etc. Under such situation, the Target has been continuing to strengthen its financial standing, and continuing capital investment and research and development focusing on its core-business to implement its growth strategy, by issuing, on March 14, 2006, Class A preferred shares and Class B preferred shares by way of issuance of new shares to third parties, the total amount of which was 300,000,000,000 yen and the allottees of which were the Evolution Investments Co., Ltd., which is a 100 % subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd., Oceans Holdings Co., Ltd., which is an affiliate company of the Goldman Sachs Group, Inc. and Sumitomo Mitsui Banking Corporation. Further, the Target formulated the Master Plan on November 27, 2007, which is the mid-term business strategy for the period from fiscal 2009, the year ended March 31, 2009 to fiscal 2011, the year ending March 31, 2011, and formulated the Mid-term Management Plan, which is based on the Master Plan, on May 22, 2008, to ensure its growth as a global company. Furthermore, in a continuously harsh economic environment, and considering the economic-stimulus packages, represented by the Green New Deal, which various advanced countries have passed and which target the environment and energy-related fields, the Target now preferentially distributes its resources to such fields, especially rechargeable batteries for vehicles and photovoltaic system business, as part of the “Making Strategic Moves for Future Growth”.

The Company and the Target recognize that macroeconomic uncertainty is increasing and that the competitive business environment surrounding the two companies is expected to intensify further due to the general decline in demand resulting from the global economic recession stemming from the financial crisis, the pressures on business resulting from a strong yen and rising material costs, as well as the rise of China and other emerging markets. Moreover, it is becoming increasingly difficult to sustain growth alone. The Company and the Target also recognize that not only should existing strategies be accelerated, but aggressive and drastic action should also be taken in order to achieve potential growth. Therefore, the Company and the Target, based upon a common understanding of the business environment, with the objective of overcoming a harsh global competitive environment, aiming to realize, to the full extent, the potential earnings growth rate and, also, to maximize the corporate values of both the Company and the Target, agreed to enter into discussions regarding a capital and business alliance based on the premise of making the Target a subsidiary of the Company, and made an announcement on November 7, 2008, titled “Panasonic and SANYO Agree to Start Discussions for Capital and Business Alliance.” Thereafter, the Company and the Target continued to engage in detailed discussions and reviews and arrived at the conclusion that the best solution for realizing aspirations for global excellence would be to further strengthen the foundation for growth through a collaboration between the companies, by combining the accumulated technologies and manufacturing knowledge of both companies, and upon resolutions being passed at meetings of the respective Board of Directors of each company that were held on December 19, 2008, the Company and the Target entered into the Capital and Business Alliance Agreement. Now, upon near completion of the procedures and measures that are required under domestic and overseas competition laws and regulations, commencement of the Tender Offer has been resolved at the meeting of the Board of Directors of the Company held on November 4, 2009.

The Company and the Target believe that, through this alliance, strong collaboration between both companies will be established in a wide range of business fields. The primary synergies currently expected are as follows:

(i)	Solar business

By utilizing the business platform of the Company, the Company and the Target aim to respond to demand for solar batteries, an area in which significant future growth is expected, through (i) further expanding business in the area of highly efficient HIT (crystalline silicon) solar photovoltaic cells and modules (batteries) and (ii) the acceleration of development and commercialization of next-generation solar cells. In addition, by utilizing domestic and overseas sales platforms of the Company’s group, a significant increase in sales can be expected.

(ii)	Rechargeable battery business (mobile energy)

The Target has established its status as a leading company in the rechargeable battery business, primarily lithium-ion rechargeable batteries. In addition, the Company has utilized its original black box technology and expanded its business globally. By forging this alliance, the companies will further strengthen their competitiveness through (i) the introduction of the Target’s excellent production technology to the Company and (ii) the provision of the Company’s high-capacity technology, etc. to the Target. Active investments will be made in batteries for HEV (Hybrid Electric Vehicle) and EV (Electric Vehicle), an area in which rapid market growth is expected in the future, and as part of the Company’s group, it is believed that the Target’s collaboration with automakers can be strengthened and sales significantly expanded.

(iii)	Strengthening financial and business position

By way of the Target becoming a member of the Company’s group after the execution of the Tender Offer, (i) reductions in company-wide procurement costs in areas such as materials purchasing or (ii) reductions in logistics-related costs are expected in the Target. In addition, by introducing the Company’s original cost reduction know-how, such as “Itakona” or “Cost Busters,” to the Target, further strengthening of the financial and business position of the Target can be achieved.

Also, in accordance with the Capital and Business Alliance Agreement, the Company and the Target have established a “Collaboration Committee,” and the said committee has been considering, to the extent permitted under the applicable laws and regulations, various items in order to achieve the expected outcomes of collaboration between the two companies. After the execution of the Tender Offer, the Company and the Target will implement strong measures to put the various items into practice by way of turning the energy field into a new growth driver and making the concepts of “creating energy,” “storing energy,” and “saving energy” the main pillars. Under these concepts, the companies will aim to realize integrated energy control for the entire house and for the entire building. Thereby, Company’s group aims to realize a comprehensive energy solution.

(3)	Matters concerning Material Agreements Between the Tender Offeror and the Shareholders of the Target Regarding the Tender of the Target’s Shares in the Tender Offer

The Company entered into a tender agreement with Evolution Investments Co., Ltd. (a wholly-owned subsidiary of Daiwa Securities SMBC Principal investments Co., Ltd.) on March 31, 2009, under which Evolution Investments Co., Ltd. will tender in the Tender Offer all of the Class A preferred shares (89,804,900 shares) and a part of the Class B preferred shares (64,134,300 shares) of the Target held by Evolution Investments Co., Ltd.; provided, however, that the performance by the obligation of Evolution Investments Co., Ltd. to tender the Target’s shares in the Tender Offer is subject to the following conditions precedent: (1) all representations and warranties of the Company set forth in the said tender agreement are true and correct in all material respects; (2) the Company is not in any material respects in breach of any of its obligations under the said tender agreement; (3) the Target’s endorsement of the Tender Offer, the Target’s representation to that effect (including the Target’s abstention from publicizing its opinion on the offering price of the Tender Offer, and the publication of its opinion, with respect to common shares, that whether to tender the Target’s shares in the Tender Offer is left to the judgment of each shareholder), and the Target’s maintenance of the foregoing; (4) the nonexistence of any judgment, decision, order, etc. of any court or administrative agency, or any pending case, prohibiting or restricting Evolution Investments Co., Ltd. from tendering the shares to be tendered; and (5) the nonexistence of unpublicized, material facts (as defined in Paragraph 2, Article 166 of the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended), the “Law”) with respect to the Target. (Provided, however, that the tender of the shares to be tendered in the Tender Offer, which falls under Article 166, Paragraph 6, Item 7 of the Law shall be excluded.) Unless the conditions precedent set forth above are satisfied, Evolution Investments Co., Ltd. will not be obligated to tender the shares of the Target in the Tender Offer. (Provided, however, that Evolution Investments Co., Ltd. may waive the performance of all or any part of the above conditions precedent and still tender the shares of the Target in the Tender Offer.) There is a possibility that, instead of tendering said Class B preferred shares, Evolution Investments Co., Ltd. will convert said Class B preferred shares to common shares and tender the common shares in the Tender Offer. The aggregate number of common shares of the Target (1,539,392,000 shares), assuming that the aforementioned Class A preferred shares and Class B preferred shares are converted into common shares, would be equivalent to approximately 25.06% (rounded to the second decimal place) of the Aggregate Number of Issued Shares of the Target on a Fully Diluted Basis. According to the Amendment Report No. 13 to the Substantial Shareholding Report filed by Evolution Investments Co., Ltd. with the Director-General of the Kanto Local Finance Bureau on October 6, 2009, out of all the Class B preferred shares held by Evolution Investments Co., Ltd., it converted all the Class B preferred shares (24,632,300 shares) that it held, except the Class B preferred shares that it has agreed to tender in the Tender Offer, into common shares of the Target, acquiring 246,323,000 common shares of the Target.

The Company also entered into a tender agreement with Sumitomo Mitsui Banking Corporation on April 30, 2009, under which Sumitomo Mitsui Banking Corporation will tender in the Tender Offer all of the Class A preferred shares (2,932,400 shares) and a part of the Class B preferred shares (54,349,700 shares) of the Target held by Sumitomo Mitsui Banking Corporation; provided, however, that the obligation of Sumitomo Mitsui Banking Corporation to tender the Target’s shares in the Tender Offer is subject to the following conditions precedent: (1) all representations and warranties of the Company set forth in the said tender agreement are true and correct in all material respects; (2) the Company is not, in any material respects, in breach of any of its obligations under the said tender agreement; (3) the Target’s endorsement of the Tender Offer, the Target’s representation to that effect (including the Target’s abstention from publicizing its opinion on the offering price of the Tender Offer, and the publication of its opinion, with respect to common shares, that whether to tender the Target’s shares in the Tender Offer is left to the judgment of each shareholder), and Target’s maintenance of the foregoing; (4) the nonexistence of any judgment, decision, order, etc. of any court or administrative agency, or any pending case, prohibiting or restricting Sumitomo Mitsui Banking Corporation from tendering the shares to be tendered; and (5) the nonexistence of unpublicized, material facts (as defined in Article 166, Paragraph 2 of the Law) with respect to the Target. (Provided, however, that the tender of the shares to be tendered in the Tender Offer, which falls under Item 7, Paragraph 6 of Article 166 of the Law shall be excluded.) Unless the conditions precedent set forth above are satisfied, Sumitomo Mitsui Banking Corporation will not be obligated to tender the shares of the Target. (Provided, however, that Sumitomo Mitsui Banking Corporation may waive the performance of all or any part of the above conditions precedent and still tender the shares of the Target in the Tender Offer.). There is a possibility that, instead of tendering said Class B preferred shares, Sumitomo Mitsui Banking Corporation will convert said Class B preferred shares to common shares and tender the common shares in the Tender Offer. The aggregate number of common shares of the Target (572,821,000 shares), assuming that the aforementioned Class A preferred shares and Class B preferred shares are converted into common shares, would be equivalent to approximately 9.33% (rounded to the second decimal place) of the Aggregate Number of Issued Shares of the Target on a Fully Diluted Basis.

In addition, the Company entered into a tender agreement with Oceans Holdings Co., Ltd. (an affiliate of Goldman Sachs Group, Inc.) on September 18, 2009 under which Oceans Holdings Co., Ltd. will tender in the Tender Offer all of the Class A preferred shares (89,804,900 shares) and a part of the Class B preferred shares (6,876,455 shares) of the Target held by Oceans Holdings Co., Ltd.; provided, however, that the performance by Oceans Holdings Co., Ltd. of the obligation to tender shares is subject to the following conditions precedent: (1) the nonexistence of any judgment, decision, order, etc. of any court or administrative agency having jurisdiction over Oceans Holdings Co., Ltd. prohibiting or restricting Oceans Holdings Co., Ltd. from tendering the shares to be tendered; (2) the nonexistence of material facts (as defined in Article 166, Paragraph 2 of the Law) with respect to the Target that have not been made public in the manner set forth in Paragraph 4, Article 166 of the Law, (provided, however, that the tender of the shares to be tendered in the Tender Offer, which falls under Article 166 , Paragraph 6, Item 7 of the Law shall be excluded); and (3) among the information received by the executives and regular employees of Oceans Holdings Co., Ltd. or an affiliate thereof involved in the decision making process on the disposition of the Target’s shares held by Oceans Holdings Co., Ltd., all material information concerning the Target’s management, operation or assets that may reasonably be considered to influence the investment decisions of investors as defined in Article 1, Paragraph 4, Item 14 of the Cabinet Office Ordinance on Financial Instruments Business have been made public. Unless the conditions precedent set forth above are satisfied, Oceans Holdings Co., Ltd. will not be obligated to tender the shares of the Target in the Tender Offer. (Provided, however, that Oceans Holdings Co., Ltd. may waive the performance of all or any part of the above conditions precedent and still tender the shares of the Target in the Tender Offer.) The aggregate number of common shares of the Target (966,813,550 shares), assuming that the aforementioned Class A preferred shares and Class B preferred shares are converted into common shares, would be equivalent to approximately 15.74% (rounded according to the second decimal place) of the Aggregate Number of Issued Shares of the Target on a Fully Diluted Basis. According to the Amendment Report No. 25 to the Substantial Shareholding Report filed by Goldman Sachs Co., Ltd. with the Director-General of the Kanto Local Finance Bureau on September 24, 2009, out of all the Class B preferred shares held by Oceans Holdings Co., Ltd., it converted all the Class B preferred shares (81,890,145 shares) that it held, except the Class B preferred shares that it has agreed to tender in the Tender Offer, into common shares of Target, acquiring 818,901,450 common shares of the Target.

(4)	Prospects for Delisting and Reasons Therefor

The Target’s common shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. Because the Company has not set an upper limit on the number of shares that it will purchase in the Tender Offer, in the event that, as a result of the Tender Offer, the shares of the Target fall under the standards for delisting of shares from the Tokyo Stock Exchange or the Osaka Securities Exchange, there is the possibility that following the implementation of the specified procedures, the shares of the Target will be delisted. However, that the Company and the Target share a common understanding that they will continue to maintain, for the foreseeable future, even after the Tender Offer, the listing of the Target’s shares on the Tokyo Stock Exchange and the Osaka Securities Exchange, and the Tender Offer does not contemplate the delisting of the Target’s common shares as a result of the Tender Offer. In the event that, as a result of the Tender Offer, it becomes likely that the Target’s shares will fall under such standards for the delisting of shares of the Tokyo Stock Exchange or the Osaka Securities Exchange, the Company and the Target will consult each other to seek measures to avoid delisting. At the present time, the Company does not intend to purchase further shares, etc. of the Target subsequent to the completion of the Tender Offer. Further, as described in “(1) Agreements between the Tender Offeror and the Target or its Directors and a Summary Thereof” of “4. Other Matters” below, the Company is considering the prospect of an eventual restructuring of the organization with the Target. However, at the present time, the Company has no definite schedule or plan.

(5)	Remedies under Competition Laws

The Company and the Target intend to undertake the following remedies for resolving the competitive concerns pointed out by the Fair Trade Commission of Japan and the overseas competition law authorities in the course of their respective investigation of the Company’s acquisition of the Target’s shares through the Tender Offer (hereinafter in this section referred to as the “Share Acquisition”).

(i)	Remedy concerning rechargeable portable nickel metal-hydride batteries

In the course of the investigation of the Share Acquisition under applicable competition law, each of the United States Federal Trade Commission, the Ministry of Commerce of the People’s Republic of China (hereinafter referred to as the “Ministry of Commerce of China”), and the European Commission pointed out that the Share Acquisition would give rise to competitive concerns in the market for rechargeable portable nickel metal-hydride batteries. In order to resolve such concerns, the Target will transfer to FDK Corporation (hereinafter referred to as “FDK”) all the shares of SANYO Energy Twicell Co., Ltd. (hereinafter referred to as “SANYO Energy Twicell”) which conducts the business concerning rechargeable portable nickel metal-hydride batteries. The detailed steps for such transfer are as follows. In order to enable SANYO Energy Twicell to conduct, as an entity that is independent of the Target, the business concerning rechargeable portable nickel metal-hydride batteries, the Target plans to, prior to the transfer of all the shares of SANYO Energy Twicell to FDK, (a) have SANYO Energy Twicell succeed to the Target’s business concerning rechargeable portable nickel metal-hydride batteries by way of the absorption-type company split, (b) have a new company succeed to the SANYO Energy Twicell’s business other than one concerning rechargeable portable nickel metal-hydride batteries by way of the incorporation-type company split, (c) acquire all the shares of such new company, (d) transfer, and grant a license of, the Target’s intellectual property rights related to the business concerning rechargeable portable nickel metal-hydride batteries to SANYO Energy Twicell and (e) conduct any other relevant actions. The Target and FDK announced their execution of the memorandum of understanding on the relevant transaction on October 28, 2009, and subject to, among other things, obtaining the approval of the competition law authority for the share transfer, will carry out the share transfer on December 21, 2009.

(ii)	Remedy concerning cylindrical primary lithium batteries and coin-shaped rechargeable lithium batteries

In the course of the investigation of the Share Acquisition under the applicable competition law, each of the Fair Trade Commission of Japan and the European Commission pointed out that the Share Acquisition would give rise to competitive concerns in the market for cylindrical primary lithium batteries or cylindrical manganese dioxide lithium batteries, a type of cylindrical primary lithium batteries. Furthermore, in the course of the investigation of the Share Acquisition under applicable competition law, each of the Ministry of Commerce of China and the European Commission pointed out that the Share Acquisition would give rise to competitive concerns in the market for coin-shaped rechargeable lithium batteries. In order to resolve such concerns, the Target will transfer to FDK all the shares of SANYO Energy Tottori Co., Ltd. (hereinafter referred to as “SANYO Energy Tottori”) that conducts the business concerning cylindrical primary lithium batteries (with respect to cylindrical primary lithium batteries, the Target conducts the business only concerning cylindrical manganese dioxide lithium batteries.) and coin-shaped rechargeable batteries including coin-shaped rechargeable lithium batteries and the business of manufacturing electrode plates for nickel-cadmium batteries. The detailed steps for such transfer are as follows. In order to enable SANYO Energy Tottori to conduct, as an entity that is independent of the Target, the business concerning cylindrical primary lithium batteries and coin-shaped rechargeable batteries, the Target plans to, prior to the transfer of all the shares of SANYO Energy Tottori to FDK, (a) have SANYO Energy Tottori succeed to the Target’s business concerning cylindrical primary lithium batteries and coin-shaped rechargeable batteries and part of business of manufacturing electrode plates for nickel-cadmium batteries by way of the absorption-type company split, (b) transfer, and a grant of license, the Target’s intellectual property right related to the business concerning cylindrical primary lithium batteries and coin-shaped rechargeable batteries to SANYO Energy Tottori and (c) conduct any other relevant actions. The Target and FDK announced their execution of the memorandum of understanding on the relevant transaction on October 28, 2009, and subject to, among other things, obtaining the approval of the competition law authority for the share transfer, will carry out the share transfer on December 21, 2009.

(iii)	Remedy concerning rechargeable nickel metal-hydride batteries for automotive use

(a)	Transfer of Company’s business concerning rechargeable nickel metal-hydride batteries for automotive use

In the course of the investigation of the Share Acquisition under applicable competition law, the Ministry of Commerce of China pointed out that the Share Acquisition would give rise to competition concerns in the market for rechargeable nickel metal-hydride batteries for automotive use. As one measure to resolve the concerns, the Company plans to transfer its business concerning rechargeable nickel metal-hydride batteries for automotive use to a third party.

(b)	Remedy concerning PEVE undertaken by the Company

In the course of the investigation of the Share Acquisition under applicable competition law, the Ministry of Commerce of China pointed out that the Share Acquisition would give rise to competition concerns in the market for rechargeable nickel metal-hydride batteries for automotive use. As one measure to resolve the concerns, with respect to Panasonic EV Energy Co., Ltd. (hereinafter referred to as “PEVE”), which is the joint venture by and between the Company and Toyota Motor Corporation, and which is in the business of developing, manufacturing, and selling, etc. rechargeable nickel metal-hydride batteries for automotive use, the Company will implement measures agreed with the Ministry of Commerce of China necessary for eliminating the influence by the Company on the business concerning rechargeable nickel metal-hydride batteries for automotive use conducted by PEVE.

2. Outline of the Tender Offer and Other Information

(1)	Outline of the Target

(i) Corporate Name	SANYO Electric Co., Ltd.

(ii) Head Office	5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka 570-8677, Japan

(iii) Name and Title of Representative	Executive Director and President Seiichiro Sano

(iv) Description of Business	Manufacturing and sales of various electronic equipments

(v) Paid-in Capital	322,242 million yen (as of March 31, 2009)

(vi) Date Established	April 1, 1950

(vii) Major Shareholders and Shareholding Ratio (As of March 31, 2009)	(The numbers of shares owned)
	Evolution Investments Co., Ltd.	7.76%

	Oceans Holdings Co., Ltd.	7.76%

	Sumitomo Mitsui Banking Corporation	4.99%

	Japan Trustee Services Bank, Ltd. (trust account 4G)	3.73%

	Sanyo Electric Employees Stockholders’ Association	2.20%

	Japan Trustee Services Bank, Ltd. (trust account)	2.14%

	Nippon Life Insurance Company	1.71%

	The Master Trust Bank of Japan, Ltd. (trust account)	1.31%

	Sumitomo Life Insurance Company	1.30%

	Resona Bank, Ltd.	1.14%

	(The number of voting rights owned)

	Evolution Investments Co., Ltd.	24.47%

	Oceans Holdings Co., Ltd.	24.47%

	Japan Trustee Services Bank, Ltd. (trust account 4G)	2.34%

	Sumitomo Mitsui Banking Corporation	1.98%

	Sanyo Electric Employees Stockholders’ Association	1.38%

	Japan Trustee Services Bank, Ltd. (trust account)	1.34%

	Nippon Life Insurance Company	1.07%

	The Master Trust Bank of Japan, Ltd. (trust account)	0.82%

	Sumitomo Life Insurance Company	0.82%

	Resona Bank, Ltd.	0.71%

	(Note1)	Evolution Investments Co., Ltd. is a subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd., and Oceans Holdings Co., Ltd. is an affiliate company of the Goldman Sachs Group, Inc.

	(Note2)

Amendment Report No. 25 to the Substantial Shareholding Report was filed by Goldman Sachs Co., Ltd. with the Director-General of the Kanto Local Finance Bureau on September 24, 2009. According to the said Amendment Report, as of September 18, 2009, Oceans Holdings Co., Ltd exercised its acquisition request rights conferred to the 81,890,145 shares out of the Class B preferred shares held by Oceans Holdings Co., Ltd. to acquire 818,901,450 shares of common shares of the Target.

	(Note3)	Amendment Report No. 13 to the Substantial Shareholding Report was filed by Evolution Investments Co., Ltd. with the Director-General of the Kanto Local Finance Bureau on October 6, 2009. According to the said Amendment Report, as of September 30, 2009, Evolution Investments Co., Ltd exercised its acquisition request rights conferred to the 24,632,300 shares out of the Class B preferred shares held by Evolution Investments Co., Ltd. to acquire 246,323,000 shares of common shares of the Target.

(viii) Relationships between the listed company and the Target	Capital Relationship	There is no capital relationship that should be described herein between the Company and the Target. In addition, there is no capital relationship that should be described herein between the parties related to or affiliated with the Company and the parties related to or affiliated with the Target.

	Personnel Relationship	There is no personnel relationship that should be described herein between the Company and the Target. In addition, there is no personnel relationship that should be described herein between the parties related to or affiliated with the Company and the parties related to or affiliated with the Target.

	Transaction Relationship	The Company conducts sales and purchase transactions of finished products, merchandise, material, etc. with Target.

	Status as a Related Party	The Target is not a Related Party of the Company. In addition, parties related to or affiliated with the Target are not Related Parties of the Company.

(2)	Tender Offer Period

(i)	Tender Offer Period determined at time of filing of the Statement

From November 5, 2009 (Thursday) through December 7, 2009 (Monday) (22 business days)

(ii)	Possible extension of Tender Offer Period at Target’s request

If the Target submits an opinion report including a request for an extension of the tender offer period (hereinafter referred to as the “Tender Offer Period”) pursuant to the provisions of Article 27-10, Paragraph 3 of the Law, the Tender Offer Period will be for 30 business days through December 17 (Thursday), 2009.

(3) Tender Offer Purchase Price

Common shares:	131 yen per share

Class A preferred shares:	1,310 yen per share

Class B preferred shares:	1,310 yen per share

(4)	Calculation Base, Etc. of Tender Offer Purchase Price

(i)	Basis of Calculation

The Company had discussed the possibility of establishing a capital and business alliance with the Target, in order to pursue synergies towards increased global competitiveness and to maximize corporate value through further enhancement of growth potential and on November 7, 2008, the Company agreed to enter into discussions regarding a capital and business alliance. On December 19, 2008, the Company received a valuation report from Merrill Lynch Japan Securities Co., Ltd. (hereinafter referred to as “MLJS,” and with respect to fees payable to MLJS, please see Note 1 below). In addition to the results of the valuation conducted by MLJS, the Company comprehensively took into account factors including (i) the results of due diligence on the Target concerning its business, legal, financial matters, (ii) possibility of endorsement of the Tender Offer by the Target, (iii) discussions with the Target including those on the terms and conditions of the Tender Offer, (iv) the results of discussions and negotiations with Evolution Investments Co., Ltd., Oceans Holdings Co. Ltd. and Sumitomo Mitsui Banking Corporation, which are the major shareholders of the Target, and (v) the prospect of the Tender Offer, and the Company determined, at the Board of Directors’ meeting held on December 19, 2008, the purchase prices for the Tender Offer, and then entered into the Capital and Business Alliance Agreement on December 19, 2008. Furthermore, on December 19, 2008, the Company received a fairness opinion letter from MLJS to the effect that, subject to certain assumptions, the purchase prices determined at the Board of Directors’ meeting held on December 19, 2008, were fair from a financial point of view to the Company. Thereafter, the Company took necessary procedures and measures in Japan, the United States, Europe, China and various other countries under applicable Japanese or foreign competition law, and through the process described below, the Company redetermined the purchase prices for the Tender Offer and extended the Capital and Business Alliance Agreement with the Target on September 30, 2009. The purchase prices determined on December 19, 2008, and the purchase prices redetermined on September 30, 2009 are the same amount.

In redetermining the purchase prices of the common shares, Class A preferred shares and Class B preferred shares for the Tender Offer on September 30, 2009, the Company requested MLJS to submit a valuation report regarding the share valuation of the Target, as reference material for determining the purchase prices. According to the valuation report submitted by MLJS to the Company on September 30, 2009, MLJS conducted the share valuation of the Target, performing an average market price analysis, a comparable company analysis and a discounted cash flow analysis (hereinafter referred to as “DCF analysis”), based upon and subject to the financial data and financial forecasts provided to it by the Company and certain other factors and assumptions. MLJS derived a range of implied valuation per share of the Target’s common shares of 145 yen to 227 yen under the average market price analysis (based on the stock price as of a record date and the respective average stock prices during one month, three months and six months preceding the record date, where the record date is October 31, 2008, that is, the business day immediately preceding November 1, 2008, on which a newspaper reported the Tender Offer), 21 yen to 98 yen under the comparable company analysis, and 126 yen to 246 yen under the DCF analysis. These results under the DCF analysis include the synergies that the Company expects. Moreover, the results are based on the assumption that one Class A preferred share and one Class B preferred share will each be converted into ten (10) common shares. MLJS has provided supplementary explanation regarding the assumptions, disclaimers and other matters in connection with the share valuation. For further details, please see Note 2 below.

In considering the purchase prices for the Tender Offer, the Company placed the most importance on the results under the DCF analysis, and the Company considered the purchase prices within the scope of such result, taking into account that (i) there is a possibility that the result of valuation under the average market price analysis fails to reflect sufficiently the dilution resulting from conversions of the Target’s Class A preferred shares and Class B preferred shares and (ii) the result of valuation under the comparable company analysis fails to reflect the Target’s future earning power and growth potential, sufficiently, while (iii) the result of valuation under the DCF analysis entertains the dilution resulting from conversions of the Target’s Class A preferred shares and Class B preferred shares, reflects the Target’s future earning power and growth potential, and entertains synergies. In addition to the results of the share valuation conducted by MLJS, the Company comprehensively took into account factors including the results of additional due diligence conducted to examine the situation after December 19, 2008, and the Company determined at the Board of Directors’ meeting held on September 30, 2009, the purchase price of the common shares to be 131 yen per share, the purchase price of the Class A preferred shares to be 1,310 yen per share and the purchase price of the Class B preferred shares to be 1,310 yen per share, for the Tender Offer. Furthermore, on September 30, 2009, the Company received a fairness opinion letter from MLJS to the effect that, subject to certain assumptions, the purchase prices for the Tender Offer were fair from a financial point of view to the Company.

Taking into account the prevailing situation after September 30, 2009, the Company resolved, at its Board of Directors’ meeting held on November 4, 2009, the commencement of the Tender Offer under certain terms and conditions, including the above-stated purchase prices decided on at the Board of Directors’ meeting of the Company held on September 30, 2009.

The purchase prices for the Tender Offer represent a discount of (i) 42.5% (rounded to the first decimal place) over the closing price of the common shares of the Target of 228 yen in ordinary trading on the first section of the Tokyo Stock Exchange on November 2, 2009, which was the business day immediately preceding November 4, 2009 on which the Company announced the commencement of the Tender Offer, (ii) 38.5% (rounded to the first decimal place) over the simple average closing price of 213 yen (rounded to the whole number) in the previous one-month period ending on November 2, 2009, or (iii) 43.3% (rounded to the first decimal place) over the simple average of the closing price of 231 yen (rounded to the whole number) in the previous three-month period ending on November 2, 2009.

(ii)	Process of calculation

The Company had discussed the possibility of establishing a capital and business alliance with the Target, in order to pursue synergies towards increased global competitiveness and to maximize corporate value through further enhancement of growth potential and on November 7, 2008, the Company agreed to enter into discussions regarding a capital and business alliance. On December 19, 2008, the Company received a valuation report from MLJS. In addition to the results of the valuation conducted by MLJS, the Company comprehensively took into account factors including (i) the results of due diligence on the Target concerning its business, legal, financial and tax matters, (ii) possibility of endorsement of the Tender Offer by the Target, (iii) discussions with the Target including those on the terms and conditions of the Tender Offer, (iv) the results of discussions and negotiations with Evolution Investments Co., Ltd., Oceans Holdings Co. Ltd. and Sumitomo Mitsui Banking Corporation, which are the major shareholders of the Target, and (v) the prospect of the Tender Offer, and the Company determined, at the Board of Directors’ meeting held on December 19, 2008, the purchase prices for the Tender Offer, and then entered into the Capital and Business Alliance Agreement on December 19, 2008. Furthermore, on December 19, 2008, the Company received a fairness opinion letter from MLJS to the effect that, subject to certain assumptions, the purchase prices determined at the Board of Directors’ meeting held on December 19, 2008, were fair from a financial point of view to the Company. Thereafter, the Company took necessary procedures and measures in Japan, the United States, Europe, China and various other countries under applicable Japanese or foreign competition law, and through the process described below, the Company redetermined the purchase prices for the Tender Offer and extended the Capital and Business Alliance Agreement with the Target on September 30, 2009. The purchase prices determined on December 19, 2008, and the purchase prices redetermined on September 30, 2009 are the same amount.

In determining the purchase prices for the Tender Offer, the Company recognized the risks in the Target’s business, legal, financial and tax matters through due diligence on the Target conducted on or before December 19, 2008, and conducted additional due diligence to examine the situation thereafter, and analyzed the business plans concerning the Target and its subsidiaries and affiliates presented by the Target in the course of these due diligence, and modified such business plans at the Company’s own discretion based on the results of the due diligence.

In redetermining the purchase prices on September 30, 2009, the Company received a valuation report from MLJS. In such valuation report, MLJS conducted the share valuation of the Target, performing an average market price analysis, a comparable company analysis and a DCF analysis, based upon the business plans concerning the Target and its subsidiaries and affiliates, as modified by the Company at its own discretion. According to such valuation report, MLJS derived a range of implied valuation per share of the Target’s common shares of 145 yen to 227 yen under the average market price analysis (based on the stock price as of a record date and the respective average stock prices during one month, three months and six months preceding the record date, where the record date is October 31, 2008, that is, the business day immediately preceding November 1, 2008, on which a newspaper reported the Tender Offer), 21 yen to 98 yen under the comparable company analysis, and 126 yen to 246 yen under the DCF analysis. These results under the DCF analysis include the synergies that the Company expects. Moreover, the results are based on the assumption that one Class A preferred share and one Class B preferred share will each be converted into ten (10) common shares. MLJS has provided supplementary explanation regarding the assumptions, disclaimers and other matters in connection with the share valuation. For further details, please see Note 2 below.

In considering the purchase prices for the Tender Offer, the Company placed the most importance on the results under the DCF analysis, and the Company considered the purchase prices within the scope of such result, taking into account that (i) there is a possibility that the result of valuation under the average market price analysis fails to reflect sufficiently the dilution resulting from conversions of the Target’s Class A preferred shares and Class B preferred shares and (ii) the result of valuation under the comparable company analysis fails to reflect the Target’s future earning power and growth potential, sufficiently, while (iii) the result of valuation under the DCF analysis entertains the dilution resulting from conversions of the Target’s Class A preferred shares and Class B preferred shares, reflects the Target’s future earning power and growth potential, and entertains synergies. In addition to the results of the share valuation conducted by MLJS, the company comprehensively took into account factors including the results of additional due diligence conducted to examine the situation after December 19, 2008, and the Company, at the Board of Directors’ meeting held on September 30, 2009, ultimately determined the purchase price of the common shares to be 131 yen per share, the purchase price of the Class A preferred shares to be 1,310 yen per share and the purchase price of the Class B preferred shares to be 1,310 yen per share, for the Tender Offer. Furthermore, on September 30, 2009, the Company received a fairness opinion letter from MLJS to the effect that, subject to certain assumptions, the purchase prices for the Tender Offer were fair from a financial view point to the Company.

Taking into account the prevailing situation after September 30, 2009, the Company resolved, at its Board of Directors’ meeting held on November 4, 2009, the commencement of the Tender Offer under certain terms and conditions, including the above-stated purchase prices decided on at the Board of Directors’ meeting of the Company held on September 30, 2009.

Note 1) MLJS is acting as financial advisor to the Company in connection with the Tender Offer and will receive fees from the Company for its services; a substantial portion of which is contingent upon the consummation of the Tender Offer.

Note 2) MLJS, which conducted the share valuation of the Target at the Company’s request and submitted a valuation report and a fairness opinion letter on each of December 19, 2008 and September 30, 2009, has furnished the Company with the following supplementary explanations concerning the assumptions, disclaimers and other matters.

MLJS made qualitative judgments as to the significance and relevance of each analysis and factor performed or considered by it in the share valuation of the Target. Accordingly, MLJS’s analysis must be considered as a whole and selecting portions of its analysis could result in an incomplete understanding of the processes underlying such analysis and its opinion. MLJS made numerous assumptions with respect to the Company, the Target, industry performance and regulatory environment, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of the Company and involve the application of complex methodologies and educated judgment.

The preparation of a fairness opinion letter, and the analysis of a share valuation upon which such opinion is based, are complex analytical processes involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such opinion and accompanying analysis are not readily susceptible to partial analysis or summary description. No company, business or transaction used in those analyses as a comparison is identical to the Company, the Target or the transaction contemplated herein, nor is an evaluation of the results of those analyses entirely mathematical: rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transactions, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in those analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than them. In addition, analyses relating to the value of business or securities are not appraisals and may not reflect the prices at which business, companies or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

In preparing its opinion and the analysis upon which such opinion is based, MLJS has assumed the accuracy and completeness of all information supplied to it by the Company and the Target or made publicly available, and has not undertaken an independent evaluation or appraisal of any particular asset or liability or been furnished with any such evaluation or appraisal. With respect to the information concerning financial forecasts by the Company and the Target and synergies expected to result from the Tender Offer, MLJS has assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s or the Target’s management. MLJS’s opinions and valuation reports were based upon economic conditions as they exist on, and on the information made available to it as of, the relevant date of such opinions and reports.

MLJS’s opinions and valuation reports are solely for the use and benefit of the Board of Directors of the Company in its evaluation of the purchase prices for the Tender Offer. MLJS’s opinions and valuation reports do not address the merits of the underlying decision by the Company to engage in the Tender Offer, nor do they constitute a recommendation to any shareholder of the Target as to whether such shareholder should tender any shares pursuant to the Tender Offer or any other matter. MLJS’s opinions and valuation reports may not be relied upon by any shareholders of the Target or any other person.

(iii)	Relationship with Valuation Institution

MLJS, which is acting as financial advisor (the valuation institution) to the Company, does not have any material interest in the Tender Offer (with respect to fees payable to MLSJ, please see Note 1) above.)

(5)	Number of Share Certificates, Etc. Scheduled to be Purchased

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
3,070,985,000 (shares)	3,070,985,000 (shares)	N/A

Note 1) If the total number of share certificates, etc. tendered in this Tender Offer is less than the minimum number of shares scheduled to be purchased (3,070,985,000 shares), none of the tendered share certificates, etc. will be purchased by the Tender Offeror. If the total number of share certificates, etc. tendered in this Tender Offer exceeds the minimum number of shares scheduled to be purchased, all of the tendered share certificates, etc. will be purchased by the Tender Offeror. Upon a determination that the minimum number of shares scheduled to be purchased has been tendered, the total number of share certificates, etc. tendered shall be calculated, with each Class A preferred share and each Class B preferred share tendered in this Tender Offer being deemed as 10 common shares, since the right to request the conversion to common shares of the Target is conferred on the Class A preferred shares and Class B preferred shares respectively. Furthermore, the minimum number of shares scheduled to be purchased (3,070,985,000 shares) is equal to a majority of the Aggregate Number of Issued Shares of the Target on a Fully Diluted Basis.

Note 2) Shares less than one unit are also subject to the Tender Offer.

Note 3) The Tender Offeror does not plan to purchase treasury shares held by the Target through the Tender Offer.

Note 4) It is possible that prior to the final day of the Tender Offer Period, all or part of the Class A preferred shares and Class B preferred shares may be converted to common shares; and common shares in the Target issued or transferred due to such Conversion are also subject to the Tender Offer.

Note 5) The maximum number of shares certificates, etc. of the Target to be purchased by the Tender Offeror through the Tender Offer is such number of shares (6,141,969,078 shares) as is obtained by adding (x) the total number of common shares (4,285,715,000 shares) as is obtained in the event of the conversion to common shares of all of the issued Class A preferred shares (182,542,200 shares) and Class B preferred shares (246,029,300 shares) as of June 30, 2009, described in the Target’s first quarterly report for the 86th term submitted on August 5, 2009 to (y) the total number of issued common shares as of June 30, 2009 (1,872,338,099 shares), described in the same report, minus (z) the number of treasury shares held by the Target (16,084,021 shares) as of March 31, 2009, described in the Target’s annual securities report for the 85th term submitted on June 29, 2009.

(6)	Change in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	N/A	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer N/A)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	1,568 units	(Ownership Percentage of Share Certificate, Etc. before the Tender Offer 0.03%)

Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	3,070,985 units	(Ownership Percentage of Share Certificate, Etc. after the Tender Offer 50.04%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	3,669,611 units

Note 1) The “Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer” is the number of voting rights relating to the number of shares scheduled to be purchased for the Tender Offer.

Note 2) The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” is the total number of voting rights relating to share certificates, etc. owned by each special related party (including share certificates, etc. in cases stipulated in each Items of Article 7 Paragraph 1 of Enforcement Order of the Financial Instrument and Exchange Law (Government Ordinance No. 321 of 1965, as amended, the “Enforcement Order”)).

Note 3) The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2009, which is described in the Target’s first quarterly report for the 86th term submitted on August 5, 2009 (indicated therein as 1,000 shares per unit in the case of common shares, and 100 shares per unit in the case of the Class A preferred shares). However, that since the shares less than one unit are also being targeted in the Tender Offer, and since the Class A preferred shares and the Class B preferred shares are convertible shares, in calculating both the “Ownership Percentage of Share Certificate, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificate, Etc. after the Tender Offer,” the figure 6,140,445, which is used as the denominator in the above calculations, is the aggregate of (i) the total number of voting rights (1,844,189) relating to common shares as of March 31, 2009 as stated in the Target’s first Quarterly Report for the 86th term submitted on August 5, 2009, (ii) the number of voting rights (10,541) relating to shares less than one unit (10,541,078 shares) (obtained by deducting the treasury shares less than one unit held by the Target (21 shares) as of March 31, 2009 as stated in the Target’s annual securities report for the 85th term submitted on June 29, 2009, from the shares less than one unit (10,541,099 shares) as of March 31, 2009 as stated in the Target’s first quarterly report for the 86th term submitted on August 5, 2009), and (iii) the total number of voting rights (4,285,715) relating to common shares in the event that the Class A preferred shares (182,542,200 shares) and the Class B preferred shares (246,029,300 shares), as of March 31, 2009 as stated in the Target’s first quarterly report for the 86th term submitted on August 5, 2009), are fully converted to common shares.

Note 4) The “Ownership Percentage of Share Certificate, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificate, Etc. after the Tender Offer” are rounded to the second decimal place.

(7)	Payment for Purchase 402,299 million yen

Note) “Payment for purchase” is the amount calculated by multiplying the number of shares scheduled to be purchased (3,070,985,000 shares) by the purchase price per share of 131 yen; provided, however, that, if the actual total number of tendered share certificates, etc. exceeds the number of share certificates, etc. scheduled to be purchased, all of the tendered share certificates, etc. will be purchased. Consequently, when the maximum number of shares (6,141,969,078 shares) are purchased, the payment for purchase will be 804,597 million yen.

(8)	Method of Settlement

(i)	Name and address of head offices of financial instruments dealers and banks, etc. responsible for settlement of purchase, etc.

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(ii)	Tender Offer settlement commencement date

December 11, 2009 (Friday)

(Note) If the Target submits an opinion report including a request for an extension of the Tender Offer Period pursuant to the provisions of Article 27-10, Paragraph 3 of the Law, the settlement commencement date will be extended to December 25, 2009 (Friday).

(iii)	Method of settlement

A notice of purchase, etc. through the Tender Offer shall be mailed to the addresses of the tendering shareholders, etc. (or the addresses of the standing proxies in the case of non-resident shareholders, etc.) without delay after the expiry of the Tender Offer Period, except where the share certificates, etc. are accepted via NOMURAJOY (Note), an internet service provided by the tender offer agent. A notice of purchase will be delivered via NOMURAJOY pursuant to the instructions given on NOMURAJOY’s website: (https://www.nomurajoy.jp/). Payment for the shares will be made in cash. Payment for the proceeds from sales through the Tender Offer will be made by the method instructed by the tendering shareholders, etc., including remittance (Tendering shareholders, etc. may be liable for bank fees incurred in remitting the payment.) If it becomes apparent that (1) the Tender Offeror cannot be recorded in the shareholders register as the holder of the Target’s tendered preferred shares for some reason, such as, the said shares were transferred by the tendering shareholder to a party other than the Tender Offeror, or (2) a security right or other similar pledge has been created in the tendered preferred shares, then the Tender Offeror may withhold the payment of the purchase price, in whole or in part, for the tendered preferred shares; provided, however, upon a determination that the minimum number of shares scheduled to be purchased has been tendered, the total number of share certificates, etc. tendered shall be calculated to include such preferred shares.

(Note) Upon the merger between the Tender Offer Agent and JOINVEST Securities Co., Ltd. on November 23, 2009, NOMURAJOY, which is a service provided by the Tender Offer Agent only on the Internet, will be started. Share certificates, etc. may be tendered via NOMURAJOY on November 23, 2009 (inclusive). Share certificates, etc. tendered via NOMURAJOY will be accepted by the method shown on the website of NOMURAJOY (https://www.nomurajoy.jp/). However, even if share certificates, etc. are tendered using the Internet, share certificates, etc. that are tendered via Nomura Home Trade, which is an online service of the Tender Offer Agent, may not be accepted.

(iv)	Method of returning share certificates, etc.

(a)	In the case of common shares

In the event that all of the tendered share certificates, etc. are not purchased under the terms and conditions mentioned in “(i) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law” and “(ii) Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.” of “9. Other Conditions and Methods of Purchase, Etc.,” the share certificates, etc. required to be returned will, promptly on and after the commencement date of settlement (or the date of withdrawal, etc. in the event of a withdrawal, etc. of the Tender Offer), be returned by restoring the record of the shares to its state immediately prior to such application. (If you would like to transfer the record of the share certificates, etc. to the account established in any other financial instruments dealer, please indicate accordingly.)

(b)	In the case of preferred shares

In the event that all of the tendered share certificates, etc. are not purchased under the terms and conditions mentioned in “(i) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law,” and “(ii) Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.” of “9. Other Conditions and Methods of Purchase, Etc.,” then the documents provided upon the tendering of the preferred shares, i.e., the “Registration Certificate” and the “Written Request for Shareholders’ Register Transfer” shall be, promptly on or after the commencement date of settlement (or the date of withdrawal, etc. in the event of a withdrawal, etc. of the Tender Offer), returned by mailing the documents to the addresses of the tendering shareholders, pursuant to instructions by a tendering shareholder.

(9)	Other Conditions and Methods of Purchase, Etc.

(i)	Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law

If the total number of the tendered share certificates, etc. in this Tender Offer is less than the minimum number of shares scheduled to be purchased (3,070,985,000 shares), none of the tendered share certificates, etc. will be purchased by the Tender Offeror. If the total number of the tendered share certificates, etc. in this Tender Offer exceeds the minimum number of shares scheduled to be purchased (3,070,985,000 shares), all the tendered share certificates, etc. will be purchased by the Tender Offeror. Upon a determination that the minimum number of shares scheduled to be purchased has been tendered, the total number of share certificates, etc. tendered shall be calculated, with each of the Class A preferred shares and each of the Class B preferred shares tendered in this Tender Offer being deemed as 10 common shares, since the right to request the Conversion to common shares of the Target is conferred on the Class A preferred shares and Class B preferred shares respectively.

(ii)	Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8, and Items 4, and in Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, (including the case where, on or before the day immediately preceding the last day of the Tender Offer Period, (applicable also the case where the Tender Offer Period has been extended), (a) the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (hereinafter referred to as the “United States Antitrust Act”) has not ended, or (b) the Federal Trade Commission of the United States takes some measure, such as prohibiting the Share Acquisition, the details of which are described in “(2) Other Relevant Information Necessary for Investor’s Decision of the Target” of “4. Other Matters”), the Tender Offeror may withdraw the Tender Offer. In the event that the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror shall give public notice electronically, and then post a notice in The Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the Tender Offer Period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended, the “TOB Order”) and give public notice forthwith.

(iii)	Conditions for reduction of price of purchase, etc. details thereof and method of disclosure of reduction

Pursuant to Article 27-6, Paragraph 1, Item 1 of the Law, if the Target takes any action enumerated in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Tender Offeror may reduce the price of purchase, etc. in accordance with the methods provided for in Article 19, Paragraph 1 of the TOB Order. In the event that the Tender Offeror intends to reduce the price of purchase, etc., the Tender Offeror shall give public notice electronically, and then post a notice in The Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the Tender Offer Period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the TOB Order and give public notice forthwith. If the price of purchase, etc. is reduced, the Tender Offeror shall purchase any and all tendered share certificates, etc. at such reduced price, even if such share certificates, etc. were tendered prior to such public notice.

(iv)	Matters concerning tendering shareholders, etc. right of cancellation of the tender

Tendering shareholders, etc. may cancel a tender to the Tender Offer at any time during the Tender Offer Period. Tendering shareholders, etc. who wish to cancel their tenders must deliver, or send by mail, a cancellation notice stating that such tendering shareholder, etc. cancels his/her tender for the Tender Offer (hereinafter referred to as the “Cancellation Notice”) together with the receipt of tender for the Tender Offer, to the head office or any branches (excluding NOMURAJOY, which is a service by the Tender Offer Agent) in Japan that accepted the tender no later than 3:30 p.m. on the last day of the Tender Offer Period. Please note that the Cancellation Notice, if sent by mail, must be received no later than 3:30 p.m. on the last day of the Tender Offer Period. If tendering shareholders, etc. wish to cancel any tender made via NOMURAJOY, please conduct the cancellation procedures by the method shown on the website of NOMURAJOY (https://www.nomurajoy.jp/) no later than 3:30 p.m. on the last day of the Tender Offer Period. No compensation for damages or penalty payments shall be claimed against any tendering shareholders, etc. by the Tender Offeror in the event that the tender by a tendering shareholder is cancelled. The cost of returning the tendered share certificates, etc. shall also be borne by the Tender Offeror.

(v)	Method of disclosure if the terms and conditions, etc. of the tender offer are changed

If any terms or conditions, etc. of the Tender Offer are changed, the Tender Offeror shall give public notice electronically regarding the details, etc. of such changes, and then post a notice in The Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the Tender Offer Period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the TOB Order and give public notice forthwith. If any change in the terms and conditions of the Tender Offer is made, the Tender Offeror shall purchase any and all tendered share certificates, etc. in accordance with the amended terms and conditions, etc., even if such share certificates were tendered prior to such public notice.

(vi)	Method of disclosure if amendment statement is filed

If an amendment statement is filed with the Director-General of the Kanto Local Finance Bureau, except for in the case provided for in the proviso of Article 27-8, Paragraph 11 of the Law, the Tender Offeror shall forthwith make a public announcement of the details thereof to the extent relevant to the details of the public notice of the Tender Offer, in accordance with the method set forth in Article 20 of the TOB Order. The Tender Offeror shall also forthwith amend the tender offer explanatory statement and deliver the amended tender offer explanatory statement to the tendering shareholders, etc. who have already received the tender offer explanatory statement; provided, however, that, if the amendments are small, the Tender Offeror shall instead prepare a document stating the reason(s) for the amendments, the matters amended and the details of the description after the amendment and deliver said document to the tendering shareholders, etc.

(vii)	Method of disclosure of results of the Tender Offer

The Tender Offeror shall make a public announcement regarding the results of the Tender Offer, in accordance with the methods provided for in Article 9-4 of the Enforcement Order and Article 30-2 of the TOB Order, on the day following the last day of the Tender Offer Period.

(10)	Date of the Public Notice of the Commencement of Tender Offer

November 5, 2009 (Thursday)

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

3. Policies, Etc. After the Tender Offer and Prospects for the Future

With respect to the Policies, Etc. After the Tender Offer and Prospects for the Future, please refer to “1. Purpose of the Tender Offer.”

4. Other Matters

(1)	Agreements between the Tender Offeror and the Target or its Directors and a Summary Thereof

With respect to the Tender Offer, at the meeting of the Board of Directors of the Target held on November 4, 2009, the Target resolved to announce its opinion to endorse the Tender Offer.

The Company and the Target entered into the Capital and Business Alliance Agreement on December 19, 2008. In the same agreement, the matters briefly described as follows have been agreed to:

(i) The Company will acquire a majority of the voting rights of all shareholders of the Target (hereinafter referred to as the “Transactions”) to make the Target its subsidiary and, will form a close alliance with the Target which may lead to an eventual restructuring of the organization, such as a merger with the Target, etc.;

(ii) The Company shall commence the Tender Offer subject to the Target’s endorsement of the Tender Offer and the Target’s representation to that effect; provided, however, that the Target may reserve its opinion on the purchase prices for the Tender Offer or state that shareholders should each decide whether or not to tender their common shares to the Tender Offer;

(iii) The Target represents, discloses and maintains its intention to endorse the Tender Offer subject to (a) the Tender Offer being lawful in accordance with the applicable laws inside and outside Japan, (b) the purchase prices for the Tender Offer being judged not to fall below a price considered appropriate upon the representation of intent to endorse the Tender Offer, (c) no third parties making a proposal that is reasonably judged to be more beneficial for the Target’s shareholders by improvement of the Target’s corporate value than the Transaction and (d) a possible breach of the Target’s directors’ obligation of due care of a good manager or other similar obligations does not exist in respect of the Target’s representation of its intent to endorse the Tender Offer;

(iv) The Target must not provide information to any other party, consider transacting with any other party or conduct other transactions, etc. that conflict with the Transactions or that materially interfere with the conducting of the Transactions (hereinafter referred to as the “Competitive Transactions”) with any third party other than the Company until the completion of the Transactions; provided, however, that, if it is unavoidable for the Target to accept a proposal concerning Competitive Transactions and if the Target reasonably judges that the contents of the proposed Competitive Transactions presented by a party other than the Company will be more beneficial for the shareholders of the Target than the Transactions, the Target shall consult with the Company in good faith;

(v) Excluding transactions, etc. separately agreed to by and between the Company and the Target, until the completion of the Transactions, the Target shall conduct the business of the Target and its subsidiary as it has done in the past in the ordinary course of business and shall make its subsidiaries do the same, and the Target shall not, beyond the ordinary course of the business, dispose of any material assets, bear debts or liabilities or conduct any other matters that may have a material adverse affect on the Target’s business, assets or liabilities on a consolidated basis, consolidated financial conditions, consolidated operating results, consolidated cash flow or future profit plan and shall make its subsidiaries do the same;

(vi) The Company and the Target shall immediately set up a “Collaboration Committee” after the execution of the Capital and Business Alliance Agreement and shall consider matters with respect to the management policy and control environment after the completion of the Transactions at the time and to the extent that is permitted under applicable laws and regulations in Japan and overseas;

(vii) With respect to the matters which require negotiation with the Fair Trade Commission, foreign countries’ competition law authorities and other supervising authorities, or permission from supervising authorities on antitrust laws or competition laws in Japan or overseas in connection with the Transactions, either the Company or the Target (whichever is obliged to respond to such matter pursuant to the relevant laws and regulations), shall perform necessary procedures under its own responsibility through consultation between the Company and the Target; and

(viii) Following matters when the Transactions are completed

(a)	Even if the Transactions are completed, the Company and the Target shall confirm that their common recognition is that common shares of the Target will remain listed for the time being. In the case where the requirement for remaining listed of common shares of the Target cannot be met as a result of the Tender Offer, the Company and the Target shall discuss the measures to be taken to avoid delisting.

(b)	Even if the Transactions are completed, the Company and the Target shall maintain the Target’s corporate name and SANYO brand while the Target remains listed.

(c)	The Company and the Target shall discuss the Target’s personnel affairs of new officers of the Target including dispatch of directors and auditors from the Company to the Target.

(d)	The Company and the Target shall discuss the treatment of the Target’s current directors, auditors and executive officers excluding those who have been appointed or seconded from preferred shareholders based on the basic policy that they will continue to be engaged in business operations.

(e)	The Company plans a 100 billion yen-scale investment for collaboration with the Target for the purpose of acceleration of synergy realization. However, the specific content, details of timing of implementation and so forth shall be determined by consultation between the Company and the Target.

(f)	Even if the Transactions are completed, the common recognition of the Company and the Target is that the Target will voluntarily operate its business in accordance with the mid-term management plan adopted by the Target in May 2008. In the case where it is objectively recognized that the said mid-term management plan has not been achieved or it is extremely difficult to achieve it, the Company and the Target shall discuss faithfully and make a decision on the method of the collaboration in light of maximizing value for the business group.

(2)	Other Relevant Information Necessary for Investor’s Decision of the Target

(i) The Tender Offeror is required to file a Premerger Notification Form concerning business combination with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission (hereinafter collectively referred to as the “United States Antitrust Agencies”) prior to the acquisition of the shares of the Target through the Tender Offer (hereinafter referred to as the “Share Acquisition” in this section) pursuant to the United States Antitrust Act. Within 15 days after the receipt of such Premerger Notification Form, the United States Antitrust Agencies will determine whether or not to conduct a more detailed investigation (the second-phase investigation). If the United States Antitrust Agencies decide to conduct the second-phase investigation within 15 days of the receipt of the Premerger Notification Form, one of the United States Antitrust Agencies will make a request for additional materials (the second request) from the Tender Offeror and conduct the second-phase investigation. In such case, unless one of the United States Antitrust Agencies take measures such as prohibition of the Share Acquisition during a certain waiting period, the Tender Offeror may carry out the Share Acquisition after the termination of the aforementioned certain waiting period. The Premerger Notification Form concerning the Share Acquisition was received by the United States Antitrust Agencies on February 9, 2009 (local time). Subsequently, the Federal Trade Commission issued to the Tender Offeror a second request on February 24, 2009 (local time), and conducted the second-phase investigation. In the course of the second-phase investigation, the Tender Offeror proposed the remedy as described herein under “(5) Remedies under Competition Laws” of “1. Purpose of the Tender Offer” above to the Federal Trade Commission. Although the investigation by the Federal Trade Commission is currently still continuing, focused on the said proposed remedy, it is expected that the aforementioned waiting period will terminate without measures such as prohibition of the Share Acquisition being taken by the Federal Trade Commission within the Tender Offer Period determined at time of filing of the Statement as described herein under “(2) Tender Offer Period” (i) of “2. Outline of the Tender Offer and Other Information.”

(ii) The Tender Offeror entered into the tender agreement with Evolution Investments Co., Ltd., Sumitomo Mitsui Banking Corporation and Oceans Holdings Co., Ltd. respectively. With respect to outline of the tender agreements, please refer to “(3) Matters concerning Material Agreements Between the Tender Offeror and the Shareholders of the Target Regarding the Tender of the Target’s Shares in the Tender Offer” of “1. Purpose of the Tender Offer.”

(iii) According to the announcement titled “SANYO Makes Basic Agreement on Corporate Split of SANYO Subsidiaries (SANYO Energy Twicell and SANYO Energy Tottori) and Transfers of Subsidiaries’ Stock” made by the Target on October 28, 2009, the Target resolved at its board of directors meeting held on October 28, 2009 to enter into a master agreement with FDK for the purpose of transferring to FDK (a) the business relating to nickel-metal hybrid batteries other than those for use in automobiles, (b) the business relating to cylindrical primary lithium batteries and coin-shaped rechargeable batteries (c) part of the business of manufacturing electrode plates for nickel-cadmium batteries. For the outline of the transfer under the said master agreement, please refer to (i) and (ii) of “(5) Remedies under Competition Laws” of “1. Purpose of the Tender Offer.”

(iv) The Target announced its “Consolidated Financial Results for the Second Quarter of Fiscal Year ending March 2010” on October 29, 2009. According to the announcement, Sanyo’s consolidated business results for the second quarter of the fiscal year ending March 2010 are as follows. The information below has not been audited by Sanyo’s audit firm pursuant to Article 193-2 of the Law. In addition, the information below is extracted from the announcement made by the Target, and the Tender Offeror is not in a position to verify the accuracy and the validity thereof and has not verified the same.

The Consolidated Business Results for the Second Quarter of the Fiscal Year ending March 2010 (April 1, 2009 through September 30, 2009)

(a) Consolidated Business Results (Cumulative)

(Unit: Millions of Yen)
Six months ended September 30, 2009
Net sales	784,004
Operating income	3,346
Income (loss) from continuing operations, before taxes	(30,619)

(b) Consolidated Financial Position

As of September 30, 2009
Total assets (Millions of Yen)	1,393,668
Stockholders’ equity (Millions of Yen)	111,757
Stockholders’ equity ratio	8.0%
Stockholders’ equity per share (Yen)	(18.51)

(Insider Trading Regulations)

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of its Enforcement Regulations, anyone having read this Press Release is considered a primary recipient of information from the viewpoint of insider trading regulation. The Company accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of SANYO Electric Co., Ltd. before 12 hours have passed from the time of the announcement of this Press Release (announcement of this Press Release shall be deemed to be the time at which this Press Release is disclosed through the service for inspection of disclosed information by Tokyo Stock Exchange at 3:30 p.m of November 4, 2009). If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, the Company notes that it will assume no responsibility whatsoever.

(Restrictions on Solicitation)

This Press Release is to announce the Company and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Tender Offer Explanatory Statement for the Tender Offer and offer their shares for sale at their own discretion. This Press Release shall neither be, nor constitute a part of, an offer to sell or solicitation thereof, or a solicitation of an offer to purchase, any securities, and neither this Press Release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this Press Release should not be relied on at the time of concluding any such agreement.

(Prospect)

This Press Release describes prospects based on the views of the management of the Company at the time the Company acquires the shares of SANYO Electric Co., Ltd. Actual results may deviate considerably from such descriptions due to various factors.

(In other Nation)

There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, you are requested to take notice of those restrictions and comply with the laws and regulations of such nations or regions. Even receipt by you of this Press Release shall not be deemed as an offer to purchase, or a solicitation of an offer to sell, the shares in connection with the Tender Offer, but shall be deemed as the distribution of information for reference purposed only.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the proposed acquisition of SANYO Electric Co., Ltd. through a tender offer; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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